Exhibit 99.1

ICON to Acquire MediMedia Pharma Solutions

Extends ICON’s leadership in commercialisation and market access services and brings new scientific communications capabilities

DUBLIN--(BUSINESS WIRE)--February 2, 2015--ICON plc (NASDAQ:ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced it has agreed, subject to certain customary closing conditions, to acquire MediMedia Pharma Solutions for a cash consideration of $120 million. MediMedia Pharma Solutions is division of MediMedia USA and is owned by Vestar Capital Partners.

The acquisition strengthens ICON’s expertise in scientific communications and market access and, together with ICON’s existing Commercialisation and Outcomes practices, creates the industry’s leading integrated scientific communications and market access solution.

Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. MediMedia Pharma Solutions has supported hundreds of development launches and in-market products, spanning over 40 therapeutic classes.

Commenting on the acquisition, Ciaran Murray, ICON CEO, said: “The need to demonstrate and communicate the value of new medicines is an important global healthcare trend. Through ICON’s market leading commercialisation and outcomes group we are supporting our customers to maximise the value of their new drugs. Our acquisition of MediMedia Pharma Solutions deepens the expertise of this group and brings us outstanding scientific and medical communications capabilities.“

Tim Search, President of MediMedia Pharma Solutions, commented, “The combination of the commercial, scientific, and market access expertise of MediMedia Pharma Solutions and ICON creates an unparalleled offering that can inform product investment decisions and establish and communicate product value. With the shift to evidence-based medicine and value-based pricing, we are excited about the expanded expertise and capabilities our relationship with ICON brings to our combined customers.”

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has 10,600 employees, operating from 83 locations in 38 countries.

Further information is available at www.iconplc.com

About MediMedia Pharma Solutions

MediaMedia Pharma Solutions is a combination of MediMedia Managed Markets and Complete HealthCare Communications.

MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions for the biopharmaceutical and medical device industries. Their comprehensive approach includes scientific analysis and assessment, research and insights, strategic development, tactical development, and program execution. Complete HealthCare Communications is one of the largest medical communication agencies and is a pioneer in publication services, providing strategic consulting, software solutions, and scientific communications to medical affairs teams for life sciences firms globally.

Further information is available at www.medimediamanagedmarkets.com and www.thechcgroup.com

About Vestar Capital Partners

Vestar Capital Partners is a leading U.S. middle-market private equity firm specializing in management buyouts and growth capital investments. Vestar invests and collaborates with incumbent management teams and private owners in a creative, flexible and entrepreneurial way to build long-term enterprise value.

Vestar targets equity investments in U.S.-based middle-market companies with enterprise values ranging from $200 million to $1 billion. Vestar has extensive experience investing across a wide variety of industries including Consumer, Healthcare, Digital Media, Information Services, Diversified Industries, and Financial Services. Since Vestar’s founding in 1988, Vestar funds have completed more than 70 investments in companies with a total value of more than $40 billion.

Further information is available at www.vestarcapital.com

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Brendan Brennan, + 353 –1-291-2000
Chief Financial Officer
or
Simon Holmes, + 353 –1-291-2000
EVP Investor Relations and Corporate Development
http://www.iconplc.com